No Act
PE 3/2/11


Received SEC
MAR 15 2011
Washington, DC 20549

March 15, 2011


11006238

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CoSine Communications, Inc.
Incoming letter dated March 2, 2011

Based on the facts presented, the Division will not object if CoSine Communications stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that CoSine Communications has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, CoSine Communications will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Mail Stop 4561

Andrew H. Pontious
Collette Erickson
Farmer & O'Neill LLP
Attorneys at Law
235 Pine Street, Suite 1300
San Francisco, California 94101-2733

Re: CoSine Communications, Inc.

Dear Mr. Pontious:

In regard to your letter of March 2, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

COLLETTE ERICKSON
FARMER & O'NEILL LLP
ATTORNEYS AT LAW
235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646 • FAX (415) 788-6929 • www.collette.com

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

March 2, 2011

VIA EMAIL (cfletters@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CoSine Communications, Inc.- Commission File No. 000-30715

Ladies and Gentlemen:

On behalf of our client, CoSine Communications, Inc. (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in the Company's view that the updating of its registration statements on Form S-8 (File Nos. No. 333-56496 and 333-9918) pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act") during the fiscal year ending December 31, 2010 would not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission periodic and current reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including suspension of its duty to file an Annual Report on Form 10-K for the year ended December 31, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the year ended December 31, 2010.

Subject to the Staffs concurrence with the request set forth in this letter, the Company intends to complete the filing of a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 under the Exchange Act to discontinue its reporting obligations under Section 13(a) and 15(d) of the Exchange Act prior to the filing deadline of March 31, 2011 for its Annual Report on Form 10-K for the year ended December 31, 2010.

Factual Background

The Company was incorporated in California on April 14, 1997 and in August 2000 was reincorporated in the State of Delaware. The Company's fiscal year ends on December 31st of each year. The Company seeks to redeploy its assets by identifying and acquiring, or investing in, one or more operating businesses with existing or prospective taxable income, or from which the Company can realize capital gains, that can be offset by use of its net operating loss carry-forwards.

On April 28, 2000, the Company filed a registration statement on Form S-1 in connection with the underwritten initial public offering of its common stock. The Form S-1 was declared effective by the Commission on September 25, 2000, following which the Company began filing current and periodic reports in accordance with the Exchange Act. In connection with its initial public offering, the Company registered its common stock pursuant to Section 12(g) of the Exchange Act by filing a Form 8-A with the Commission on May 26, 2000, which was amended on September 14, 2000 and September 8, 2005.

The Company's common stock is quoted on the OTC Bulletin Board maintained by Pink Sheets OTC Markets, Inc. under the symbol "COSN.PK." The Company's common stock had been traded on the NASDAQ National Market under the symbol COSN from the Company's initial public offering in September 2000 through June 15, 2005, when the Company's common stock was de-listed from the NASDAQ National Market System due the Company's inability to comply with the requirements for continued listing. There was no public market for the Company's common stock prior to its September 2000 initial public offering. The Company's common stock and options to acquire common stock are currently the only issued and outstanding securities of the Company. The Company's common stock are the only securities of the Company registered or required to be registered under Section 12 of the Exchange Act and are registered under Section 12(g) of the Exchange Act. The Company has no class of securities registered under Section 12(b) of the Exchange Act. The Company has issued no class of securities other than the Company's common stock which are subject to the requirements of Sections 13(a) or 15(d) of the Exchange Act. The Company has no other obligation to file reports under the Exchange Act.

As of the date of this letter, the Company has filed all reports required by Section 13(a) of the Exchange Act and is current in all of its Exchange Act filings. The Company will remain current in filing its Exchange Act reports until it files a Form 15 to suspend its reporting obligations under the Exchange Act.

Filing of Form S-8 Registration Statements

The Company has filed with the Commission the following registration statements on Form S-8 under the Securities Act (the "Form S-8 Registration Statements"):

- <u>Form S-8 (File No. 333-56496, filed and effective as of March 2, 2001)</u>: This registration statement registered the offer and sale of 25,535,979 shares of the Company's common stock issuable under the Company's 1997 Stock Plan, 2000 Stock Plan, 2000 Employee Stock Purchase Plan and 2000 Director Option Plan.

- Form S-8 (File No. 333-99181, filed and effective as of September 5, 2002): This registration statement registered the offer and sale of 17,225,190 shares of the Company's common stock issuable under the Company's 2002 Stock Plan, 2000 Stock Plan, 2000 Employee Stock Purchase Plan and 2000 Director Option Plan.

On September 18, 2002, the Company effected a 1-for-10 reverse stock split reducing on a proportional basis the number of shares of common stock registered under the Form S-8 Registration Statements.

The 2000 Employee Stock Purchase Plan was terminated in 2004. The 1997 Stock Plan expired in 2007. The 2000 Stock Plan and 2000 Director Option Plan both expired in 2010. The 2002 Stock Plan was terminated on February 15, 2011. The last sale of the Company's common stock under the Form S-8 Registration Statements occurred in fiscal year 2004. Currently, there are 208,000 options to acquire shares of the Company's common stock outstanding under the Company's stock plans. All outstanding options are currently held by the four directors of the Company. On January 24, 2011, the Company filed post-effective amendments to the Form S-8 Registration Statements for the purpose of removing from registration any unsold securities under Form S-8 Registration Statements, which amendments were effective immediately upon filing.

Other than described above, the Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2008, 2009, 2010 or 2011 fiscal years.

Going private transaction

In 2010, the Company's management and board of directors became increasingly concerned over the estimated costs of compliance with the Company's periodic filing requirements under the Exchange Act, and especially with the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002. The Company's management and board of directors believed that the Company and its stockholders received little benefit from being a public company given its small size and the fact that there was limited trading in the Company's common stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated with its periodic reporting obligations under the Exchange Act.

On September 3, 2010, the Company filed a preliminary proxy statement and a companion Schedule 13E-3 relating to a special meeting of the Company's stockholders at which the Company's stockholders would be asked to vote on amendments (the "Amendments") to the Company's certificate of incorporation for the purpose of reducing the number of "record holders" of the Company's common stock (as defined by Rule 12g5-1 of the Exchange Act) below 300 and thus enabling the Company's to cease its obligation to file periodic reports under the Exchange Act. The Amendments provided for a 1-for-500 reverse stock split (the "Reverse Split") immediately followed by a 500-for-1 forward stock split (the "Forward Split" and together with the Reverse Split, the "Reverse/Forward Split") pursuant to which the Company's stockholders of record owning fewer than 500 shares of the Company's common stock immediately prior to the effective time of the Reverse Split were cancelled and converted into the right to receive cash consideration of $2.24 per pre-split share, and the Company's stockholders of record owning at least 500 shares of the Company's common stock before the Reverse Split continued to hold after the Forward Split one share of common stock for each 500 shares held immediately prior to the Reverse Split.

The Company's proxy statement and Schedule 13E-3 filed in connection with the Reverse/Forward Split received a full review from the Staff and were amended in response to the Staff's comments. After being informed by the Staff that it had no further comments on the filings, the Company filed a definitive proxy statement on November 29, 2010 relating to the special meeting of stockholders to be held on January 10, 2011. The definitive proxy statement, among other things, disclosed to stockholders that the purpose of the proposed Amendments was to position the Company to discontinue its Exchange Act reporting requirements and thereby benefit from the cost savings that would result.

On January 6, 2011, the Company submitted an Issuer Company-Related Action Notification Form and related documentation and information to the Financial Industry Regulatory Authority ("FINRA") pursuant to Rule 10b-17 of the Exchange Act. FINRA announced the Reverse/Forward Split to the market on January 20, 2011.

The Amendments required to effect the Reverse/Forward Split were approved by the requisite vote of the Company's stockholders at the special meeting held on January 10, 2011, and the Company filed the Amendments effecting the Reverse/Forward Split on January 20, 2011. The Reverse /Forward Split was effective as of January 21, 2011.

On February 1, 2011, the Company filed an amended Schedule 13E-3 to report the results of the Reverse/Forward Split. As a result of the Reverse/Forward Split, the Company's common stock is held by 133 record holders (as determined pursuant to Rule 12g5-1 of the Exchange Act).

Basis for termination of registration

Pursuant to Rule 12g-4(a), an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies on Form 15 that such class of securities is held or record by less than 300 persons. Pursuant to Rule 12g-4(b), the issuer's duty to file any reports under Section 13(a) of the Exchange Act is suspended immediately upon the Company's filing of the certification on Form 15. As a result of effecting the Reverse/Forward Split, the Company's common stock is, as of the date hereof, held by 133 record holders (as determined pursuant to Rule 12g5-1 of the Exchange Act), which entitles the Company to file a Form 15 to deregister its common stock pursuant to Section 12(g) of and Rule 12g-4(a) under the Exchange Act. The Company intends to file a Form 15 to suspend immediately its duty to file reports under Section 13(a) of the Exchange Act pursuant to Rule 12g-4 upon obtaining the relief sought in this letter.

Notwithstanding the suspension of the Company's Section 13(a) reporting obligations pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of and Rule 12h-3(c) under the Exchange Act would continue to require the Company to file Exchange Act reports.

Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act is suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13(a) for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of the date hereof, the Company satisfies Rule 12h-3(a) and (b)'s requirements, because (i) there are 133 holders of record of the Company common stock and (ii) the Company has filed all reports required by Rule 12h-3(a) during the preceding three fiscal years and the portion of the current fiscal year through the date of this letter.

However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. Hence, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) of the Exchange Act to file reports, despite satisfying Rule 12h-3(a) and (b), because the Company's previously filed Form S-8 Registration Statements were automatically updated upon incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2009. In contrast, in the absence of Rule 12h-3(c) or by obtaining the relief sought by this letter, upon the suspension of the Company's reporting obligations under Section 13(a) of the Exchange Act by the filing of a Form 15, the Company would also qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

Discussion

We respectfully submit to the Staff that, if the Company files a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) before the due date of March 31, 2011 for its Form 10-K for the year ended December 31, 2010, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file its Annual Report on Form 10-K for the year ended December 31, 2010 merely because the Form S-8 Registration Statements identified above were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3 is not always justified by public policy reasons. In the proposing release for Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply," and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983).

The Company submits that if the purpose of Rule 12h-3(c) is to provide the investing public complete information about the issuer's activities through the end of the year in which the issuer makes a public offering, requiring the Company to continue to report under the Exchange Act would not further that purpose since no sales occurred under the Form S-8 Registration Statements during 2010 and haven't since 2004.

Furthermore, notwithstanding the withdrawal and termination of the Form S-8 Registration Statements, the current holders of options issued pursuant to the Company's stock plans will not be disadvantaged by the absence of periodic reports under the Exchange Act. As noted above, all outstanding options are held by the current directors of the Company. As such, they have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options.

In its proposing release, the Commission further acknowledged that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed . . . ." *Id.* The Company's continued preparation of current and periodic reports, including the preparation of a Form 10-K for the year ended December 31, 2010, would be expensive and time-consuming for management, and the Company does not believe that the benefit of preparing and filing the Form 10-K would be commensurate with the burdens and costs of such preparation and filing considering the small number of record holders and limited trading activity in the Company's common stock. The Company's largest stockholder beneficially owns more than 47% of the Company's outstanding common stock. The Company's largest three stockholders and their affiliates own more than 65% of the Company's outstanding common stock. The average trading volume in the Company's common stock over the last three months was approximately 7,500 shares. Furthermore, being required to file the Form 10-K would contravene the reasons for the Company's engaging in the going-private transaction as described in detail in the Company's definitive proxy statement filed on November 29, 2010 and approved by its stockholders on January 10, 2011.

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, GrandSouth Bancorporation (available March 24, 2010); Intraop Medical Corporation (available May 12, 2010); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Mountain Valley Bancshares, Inc. (available

March 30, 2009); Metro One Telecommunications (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Planet Technologies, Inc. (available February 7, 2008); and Bausch & Lomb Incorporated (available November 6, 2007).

More specifically, the Staff has indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3). *See e.g.,* I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008). That finding is squarely on point with respect to the Company's request as set forth herein. The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.,* International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); Metro One Telecommunications (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Planet Technologies, Inc. (available February 7, 2008); and Bausch & Lomb Incorporated (available November 6, 2007).

In particular, the Staff has granted no action relief in instances where issuers conducted going private transactions subject to Rule 13e-3 under the Exchange Act, the intended effect of which was to reduce their respective number of record holders of common stock below 300 as necessary to entitle them to deregister their common stock under Section 12 of the Exchange Act pursuant to Rules 12g-4 and 12h-3. *See e.g.,* GrandSouth Bancorporation (available March 24, 2010); Mountain Valley Bancshares, Inc. (available March 30, 2009). Like the Company, both GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. exchanged outstanding shares of common stock in order to reduce the number of their respective record holders of common stock below 300. While GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. issued preferred stock in a reclassification of and in exchange for shares of common stock and the Company issued cash for and canceled shares of common stock in connection with a reverse stock split, the net effect of each of the exchanges was the same. In each occasion, the number of record holders of the respective issuers' common stock was reduced to below 300. In doing so, the Staff allowed both GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. to rely on Rule 12h-3 to suspend their respective reporting obligations notwithstanding that the effectiveness or required updating of registration statements during the fiscal year in issue. While the Rule 13e-3 transactions of GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. may be mechanically different from the Company's, all three Rule 13e-3 transactions are substantively similar in effect such that they should each be treated the same for purposes of Rule 12h-3.

Furthermore, notwithstanding the withdrawal and termination of the registration statements for the Company's existing stock incentive plans, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The holders of existing options are current directors of the Company. Such directors have access to information about the Company, and have the ability to ask questions of the Company's sole executive officer prior to making a decision to exercise any options. After the Company ceases to be a reporting company, the issuance of securities pursuant to the Company's stock plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Company's stock plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in the Company's view that the updating of the Registration Statements on Form S-8 (File Nos. No. 333-56496 and 333-9918) pursuant to Section 10(a)(3) of the Securities Act during the fiscal year ending December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend its obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including suspension of its duty to file an Annual Report on Form 10-K for the year ended December 31, 2010. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such reports.

Subject to the Staff's concurrence that it will not recommend an enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification pursuant to Rules 12g-4(a) and 12h-3 under the Exchange Act requesting the suspension of the Company's obligations to file current and periodic reports as required by Sections 13(a) and 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

If the Staff has any questions concerning this request or requires additional information, please contact me at (415) 788-4646 or via email at apontious@collette.com, or John Erickson at (415) 788-4646 or via email at jerickson@collette.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting this letter by email.

Very truly yours,



Andrew H. Pontious

COSC 1.89

cc: Terry R. Gibson, CoSine Communications, Inc.
Carolyn Sherman, Special Counsel, Securities and Exchange Commission (via email shermanc@sec.gov)